CNIT Six-Month Net Income Attributable to the Company $35K in First Half of
2017
vs. $7.1 Million Net Loss in 2016

SHENZHEN, China, August 21, 2017 -- China Information Technology, Inc. (Nasdaq: CNIT), a provider of cloud-app technologies for internet-based advertisement distribution and advertising display terminal sharing systems in China, today said that, for the first six months of calendar 2017 ended June 30, the company had revenue of approximately $5.7 million, a 94 percent increase from revenue of approximately $3.0 million in the first half of 2016. CNIT had net income attributable to the Company of approximately $35,000, or $.00 per share, in the first half of this year, compared to a net loss of approximately $7.1 million, or ($.18) per share, for the first half of 2016.

Excluding non-cash items mainly in the categories of depreciation of fixed assets, amortization of intangible assets, stock-based compensation, provision for obsolete inventories, and provision for bad debt reserve on accounts receivable, the Company had adjusted net income for the first six months of 2017 of approximately $1.9 million, or $.05 per share, compared to an adjusted net loss of approximately $2.9 million, or ($.07) per share, for the comparable period a year ago.

Weighted average number of shares outstanding was 40,231,159 for the first half of 2017 and 40,119,106 for the prior-year six-month period.

As of June 30, 2017, the Company had about $2.3 million in cash and cash equivalents, short-term debt of $6.8 million and accounts payable of $6.4 million, compared to cash and cash equivalents of approximately $3.8 million, short-term debt of $7.8 million and accounts payable of $6.0 million at the end of calendar 2016.

CNIT’s increased six-month revenue compared to the first half of last year was the result of increased product sales of the Company’s cloud-based advertising display terminals. The Company’s transition to profitability compared to the prior-year six-month period was mainly the result of its continuing conversion from a traditional information technology (TIT) provider to the government sector over to a cloud-based technology (CBT) solutions provider to private enterprise, a move that generates comparably higher gross margins.

During the first six months of 2017, about 94 percent of the Company’s revenue was derived from its CBT segment and 6 percent from its TIT segment, compared to 80 percent and 20 percent, respectively, in the first half of 2016. The CBT segment achieved a 47 percent gross margin in the first half of 2017 while the TIT segment had a gross margin of negative 20 percent, compared to 53 percent and negative 52 percent, respectively, for the first half of 2016.

Overall the Company’s gross margin for the first half of 2017 increased to 42% from 32% for the same period of 2016.

CNIT's improved bottom line performance compared to the first six months of last year also resulted from cuts of about $2.2 million in administrative expenses, which, in turn, resulted from both a decrease in compensation and benefits related to a reduction of TIT employee headcount and a decrease in bad debt provision and depreciation. R&D expenses for the first half of 2017 increased about $0.3 million compared to the first half of 2016, primarily due to the increase of amortization of software for the CBT segment. Selling expenses for the first half of 2017 dropped about $63,000 to $0.6 million from the first half of 2016, due mostly to a reduction of sales force for the Company’s TIT business.

Other income for the first half of 2017 was $0.2 million, compared to other loss of $0.6 million for the same period of 2016. Other income for the first half of 2017 was mainly due to adjustments to certain liabilities based on internal review and advice from the Company’s Chinese legal counsel as a result of the expiration of the creditor’s statute limitation of legal actions according to relevant regulations of the General Principles of Civil Law of the People's Republic of China.

Income tax benefit for the first half of 2017 was $1.1 million, an increase of $0.8 million from the same period of 2016, due mainly to adjustments between book and corporate tax returns for certain tax liabilities as a result of the expiration of corporate tax retrospection according to relevant regulations of the Law of Administration of Tax Collection of the People's Republic of China.

"As we projected, CNIT has turned the corner and returned to profitability,” said CEO and chairman Mr. Jianghuai Lin. “Not only is our transition to a leading CBT provider progressing well, we have also increased our gross margin, reduced costs, and expanded into lucrative geographic markets."

The CEO projected that, as a result of these trends, CNIT would achieve or exceed its projection of 2017 revenue of $17 to $19 million -- about 90 percent of which will be derived from equipment sales -- and earn adjusted net income of $3.2 to $3.6 million.

Revenue in 2018, he said, would range from $30 to $33 million, with adjusted net income of $9 to $11 million.

In 2019, he added, revenue could possibly be between $55 and $60 million, with adjusted net income of from $20 to $23 million. Revenue in 2019 is expected to be derived evenly between equipment and services, the latter of which traditionally yields superior profit margins.

About Non-GAAP Financial Measures
This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Six Months Ended June 30, 2017 and 2016 Reconciliation of Net Income (Loss)
Attributable to the Company and EPS
to Exclude Amortization of Intangible Assets, Depreciation, Stock-based Expenses,
Provision for Losses on Accounts Receivable and Other Asset Write-downs
(unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30, 2017	June 30, 2016
Net income (loss) attributable to the Company	$34,697	$(7,063,811)
Provision for losses on account receivables	151,784	934,272
Provision for obsolete inventories	164,783	10,545
Depreciation	920,710	811,060
Amortization of intangible assets	406,711	429,379
Impairment of property and equipment	-	28,245
Impairment of goodwill and intangible assets	-	1,642,690
Stock-based compensation	247,098	210,990
Change in fair value of warrant liability	(3,720)	118,637
Adjusted net income (loss)	$1,922,063	$(2,877,993)

Weighted average number of shares Outstanding
– Basic and diluted	40,231,159	40,119,106

Adjusted (loss) earnings per share
– Basic and diluted	$0.05	$(0.07)

About China Information Technology, Inc.

China Information Technology, Inc. (CNIT) is a leading Internet service company that provides integrated cloud-based solutions enabling innovation and smart living in the fields of new media, elevator safety management, education, etc. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement
This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “will”, “would”, “could”, "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:
China Information Technology, Inc.
Iris Yan
Tel: +86-755-8370-4767
Email: IR@chinacnit.com
http://www.chinacnit.com
or
Eisenberg Communications
Jimmy Caplan
Tel: +512-329-9505
Email: jimmycaplan@me.com
Media Relations:
Rick Eisenberg
Tel: +212-496-6828
Email: eiscom@msn.com

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2017 AND DECEMBER 31, 2016
Expressed in U.S. dollars (Except for share amounts)

		December
	June 30,	31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,327,865	$3,752,375
Accounts receivable, net	4,875,943	3,019,349
Advances to suppliers	982,628	235,877
Inventories	1,262,818	1,477,783
Other current assets	5,416,202	7,159,803
TOTAL CURRENT ASSETS	14,865,456	15,645,187
Long-term investments	44,261	43,205
Property, plant and equipment, net	8,247,169	8,674,850
Intangible assets, net	1,181,785	1,556,306
Other non-current assets	8,469,192	8,267,016
TOTAL ASSETS	$32,807,863	$34,186,564

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$6,790,833	$7,799,852
Accounts payable	6,447,695	5,993,211
Advances from customers	374,269	1,668,049
Advances from customers-related parties	2,152,830	-
Accrued payroll and benefits	275,875	285,284
Other payables and accrued expenses	2,220,275	3,044,779
Derivative Liability – Warrants	-	3,719
Income tax payable	1,589,103	2,589,422
TOTAL LIABILITIES	19,850,880	21,384,316

EQUITY
Ordinary shares, par $0.01; authorized capital 100,000,000 shares; Shares issued, June 30, 2017: 40,231,159 shares; December 31, 2016: 41,633,607 shares; shares outstanding, June 30, 2017: 40,231,159 shares; December 31, 2016: 40,231,159 shares	412,719	426,744
Treasury shares, June 30, 2017:0 shares; December 31, 2016: 1,402,448 shares	-	(7,117,500)
Additional paid-in capital	138,989,939	145,742,163
Reserve	13,812,095	13,812,095
Deficit earnings	(173,219,151)	(173,149,696)
Accumulated other comprehensive income	23,903,563	23,994,357
Total equity of the Company	3,899,165	3,708,163
Non-controlling interest	9,057,818	9,094,085
Total equity	12,956,983	12,802,248

TOTAL LIABILITIES AND EQUITY	$32,807,863	$34,186,564

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in U.S. dollars (Except for share and per amounts)
(Unaudited)

	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2017	2016

Revenue – Products	$2,876,293	$2,556,691
Revenue – Products-related parties	745,834	-
Revenue – Software	1,541,864	-
Revenue – Software-related parties	248,611	-
Revenue - System integration	6,652	334,235
Revenue – Others	312,810	64,989
TOTAL REVENUE	5,732,064	2,955,915

Cost - Products	3,198,247	1,373,566
Cost - Software	83,888	32,050
Cost - System integration	12,658	595,016
Cost – Others	3,827	23,261
TOTAL COST	3,298,620	2,023,893

GROSS PROFIT	2,433,444	932,022

Administrative expenses	1,269,973	3,522,412
Research and development expenses	1,943,445	1,658,707
Selling expenses	580,476	643,102
Impairment on property, plant and equipment	-	28,245
Impairment on goodwill and intangible assets	-	1,642,690
LOSS FROM OPERATIONS	(1,360,450)	(6,563,134)

Subsidy income	306,658	120,053
Other income (loss), net	238,080	(603,883)
Interest income	6,065	15,425
Interest expense	(225,140)	(300,157)
Change in fair value of warrant liability	3,720	(118,637)
LOSS BEFORE INCOME TAXES	(1,031,067)	(7,450,333)

Income tax benefit	1,045,500	211,547
NET INCOME (LOSS)	14,433	(7,238,786)
Less: Net (income) loss attributable to the non-controlling interest	20,264	174,975
NET INCOME (LOSS)
ATTRIBUTABLE TO THE COMPANY	$34,697	$(7,063,811)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	40,231,159	40,119,106
Diluted	40,231,159	40,119,106

(LOSS) EARNINGS PER SHARE- BASIC AND DILUTED
Basic	$0.00	$(0.18)
Diluted	$0.00	$(0.18)

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2017 AND 2016
Expressed in U.S. dollars
(Unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30, 2017	June 30, 2016
OPERATING ACTIVITIES
Net income (loss)	$14,433	$(7,238,786)
Adjustments to reconcile net (income) loss to net cash used in operating activities:
Impairment of property and equipment	-	28,245
Provision for losses on accounts receivable	151,784	934,272
Depreciation	920,710	811,060
Amortization of intangible assets	406,711	429,379
Stock-based expenses	247,098	210,990
Impairment of goodwill and intangible assets	-	1,642,690
Gain on disposal of property and equipment, net	(436)	(31,195)
Loss on disposal of inventories	103,965
Provision for inventory allowance	164,783	10,545
Change in deferred income tax	-	(101,108)
Change in fair value of warrant liability	(3,720)	118,637
Changes in operating assets and liabilities
Decrease(increase) in restricted cash	-	727,372
Increase in accounts receivable	(1,825,534)	556,891
(Increase)decrease in advances to suppliers	(716,846)	1,818,208
Decrease(increase) in other receivables and prepaid expenses	1,832,397	2,954,014
(Increase)decrease in inventories	(521,544)	(1,858,272)
(Decrease)increase in accounts payable and bills payable	303,534	(2,664,451)
Decrease in advances from customers	806,613	(436,466)
Decrease in amounts due to/from related parties	-	95,009
(Decrease) increase in accrued expenses and other liabilities	(878,520)	(2,531,324)
(Decrease) increase in income tax payable	(1,045,500)	(115,382)
Net cash used in operating activities	(40,072)	(4,639,672)

INVESTING ACTIVITIES
Proceeds from sales of property and equipment	436	295,378
Purchases of property, plant and equipment	(244,906)	-
Cash received from sale of Zhongtian and Geo	-	12,510,805
Net cash provided by (used in) investing activities	(244,470)	12,806,183

FINANCING ACTIVITIES
Borrowings under short-term loans	1,018,063	6,120,840
Repayment of short-term loans	(2,200,762)	(14,471,655)
Repayment of long-term loans	-	(214,382)
Purchase of treasury stock	-	(385,825)
Decrease in restricted cash in relation to bank borrowings	-	130,896
Net cash provided by financing activities	(1,182,699)	(8,820,126)

Effect of exchange rate changes on cash and cash equivalents	42,731	(309,313)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,424,510)	(962,928)
CASH AND CASH EQUIVALENTS, BEGINNING	3,752,375	3,786,846
CASH AND CASH EQUIVALENTS, ENDING	$2,327,865	$2,823,918

Supplemental disclosure of cash flow information:
Cash paid during the first half of 2017 and 2016

Income taxes	$-	$-
Interest	$225,140	$300,157